SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

SIGNATURES

News Release

CNH Realigns Agricultural Business to Increase Flexibility
and Customer Focus, Drive Future Growth

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, IL (January 7, 2003) CNH Global N.V. (NYSE:CNH) today announced a reorganization of its global agricultural equipment business into three regional units, a change designed to provide the company with increased flexibility and an enhanced ability to quickly respond to regional market and customer requirements.

The realignment of CNH’s agricultural equipment operations, effective January 1, 2003, gives increased manufacturing, marketing and financial decision-making responsibilities to each of the three new regional units. Each unit also will be charged with further building and maintaining customer and dealer relationships within the region.

“The centralized approach in place since the merger of Case and New Holland provided CNH with the momentum needed to achieve its integration goals,” said Paolo Monferino, CNH president and chief executive officer. “By further enhancing our customer- and market-focused approach, we are moving operations ‘closer’ to the customer, enabling us to better respond to their needs and take advantage of every opportunity for future growth.”

In the new organization, the design and development of new products, along with industrial governance, will continue to be managed globally. Strategic marketing and brand governance, as well as agricultural supply chain management, also will remain global functions.

Working directly with Monferino, William T. (Tom) Kennedy will lead the transition process, including implementation of the key processes governing the relationships between the central functions and the regions. Luciano Paiola, who has led CNH’s agricultural tractor engineering and manufacturing operations, will assume responsibility for global product development and industrial governance. Bernard Melard will be responsible for strategic marketing and brand governance and Herbert Wolf will continue to lead the agricultural equipment supply chain management process.

Leaders for each of the three regions were selected from CNH’s accomplished agricultural equipment business managers:

CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com

Rich Christman will lead the company’s agricultural business activities in the United States, Canada, Australia and New Zealand. Christman brings to this position more than 30 years’ experience in the automotive and equipment industry. He began his career in 1972 as a design engineer at Ford Motor Company, joining Case Corporation in 1975. Since July 2000, Christman has been president, Case IH agricultural business.

Franco Fusignani will be responsible for the company’s agricultural business activities in Western and Eastern Europe, the Commonwealth of Independent States (CIS), the Middle East, Africa and Asia. Since 1970, Fusignani has held various management positions at IVECO and New Holland. While with New Holland, his management positions included responsibility for after sales support, sales and marketing for Europe and the CIS, and global business development.

Marco Mazzu` will lead the company’s agricultural business activities in Latin America. Mazzu` began his career at Comau and United Technologies, where he held various management positions in manufacturing systems, integrated factory design, and manufacturing management. In 1995 he joined Fiat, serving as director of industrial operations in Latin America and as director of manufacturing staffs for the automotive sector.

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CNH Global N.V. (NYSE :CNH) is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 were over $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V. By: /S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

January 8, 2003